                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                             Quality Systems, Inc.
                             ---------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   747582104
                                   ---------
                                (CUSIP Number)



                                                David J. Berger, Esq.
        Andrew E. Shapiro, Manager               Page Mailliard, Esq.
     Lawndale Capital Management, LLC       Wilson Sonsini Goodrich & Rosati
       One Sansome Street, Suite 3900             650 Page Mill Road
            San Francisco, CA  94104             Palo Alto, CA 94304
              (415) 288-2330                       (650) 493-9300
              --------------                       --------------


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 24, 1999
                                --------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and final copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 747582104                                       Page 2 of 12 Pages
-------------------                                       --------------------

1                     NAME OF REPORTING PERSON
                      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                      Lawndale Capital Management, LLC
--------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                      (b)
--------------------------------------------------------------------------------
3                     SEC USE ONLY
--------------------------------------------------------------------------------
4                     SOURCE OF FUNDS*
                      AF
--------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      California
--------------------------------------------------------------------------------
NUMBER OF SHARES       7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING    ----------------------------------------------------------
 PERSON                8  SHARED VOTING POWER
 WITH                              621,200
                       ---------------------------------------------------------
                       9  SOLE DISPOSITIVE POWER
                                   0
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                                   621,200
                      ----------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                                   621,200
---------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES*
---------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      9.99%
---------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON*
                      OO and IA
---------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 747582104                                       Page 3 of 12 Pages
-------------------                                       ---------------------

1                     NAME OF REPORTING PERSON
                      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                      Andrew E. Shapiro
---------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                      (b)
---------------------------------------------------------------------------------------
3                     SEC USE ONLY
---------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS*  AF
---------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)
---------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      USA
---------------------------------------------------------------------------------------
 NUMBER OF SHARES             7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING             --------------------------------------------------------
 PERSON                         8  SHARED VOTING POWER
 WITH                              621,200
                               --------------------------------------------------------
                                9  SOLE DISPOSITIVE POWER
                                   0
                               --------------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                    621,200
---------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      621,200
---------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES*
---------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      9.99%
---------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON*
                      IN
---------------------------------------------------------------------------------------


                                  SCHEDULE 13D

CUSIP No. 747582104                                       Page 4 of 12 Pages
-------------------                                       -------------------
1                     NAME OF REPORTING PERSON
                      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                      Diamond A Partners, L.P.
---------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                      (b)
---------------------------------------------------------------------------------------
3                     SEC USE ONLY
---------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS*  WC
---------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)
---------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      California
---------------------------------------------------------------------------------------
 NUMBER OF SHARES              7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING              -------------------------------------------------------
 PERSON                         8  SHARED VOTING POWER
 WITH                              525,300
                                -------------------------------------------------------
                                9  SOLE DISPOSITIVE POWER
                                   0
                                -------------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   525,300
---------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      525,300
---------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES*
---------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      8.45%
---------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON*
                      PN
---------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 747582104                                       Page 5 of 12 Pages
-------------------                                       -------------------

1                     NAME OF REPORTING PERSON
                      SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
                      Diamond A Investors, L.P.
---------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
                      (b)
---------------------------------------------------------------------------------------
3                     SEC USE ONLY
---------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS*  WC
---------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)
---------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      California
---------------------------------------------------------------------------------------
 NUMBER OF SHARES              7  SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING              -------------------------------------------------------
 PERSON                         8  SHARED VOTING POWER
 WITH                              95,900
                                -------------------------------------------------------
                                9  SOLE DISPOSITIVE POWER
                                   0
                                -------------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   95,900
---------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      95,900
---------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                      SHARES*
---------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.54%
---------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON*
                      PN
---------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement relates to Common Stock of Quality Systems, Inc. ("QSII"). The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

Item 2.  Identity and Background.

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:
(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").
(b) The business address (and principal office) of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.
(c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.
(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f)  Shapiro is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     The source and amount of funds used in purchasing the Common Stock were as follows:

          Purchaser                  Source of Funds                            Amount
---------------------------------------------------------------------------------------
LCM                             Funds Under Management (1)                   $4,068,070
DAP                             Working Capital                              $3,438,846
DAI                             Working Capital                              $  629,224

(1)  Includes funds of DAP and DAI invested in Common Stock.

Item 4.    Purpose of Transaction.

     On March 17, 1999, Andrew E. Shapiro, president of LCM, sent a letter to the Board of Directors of QSII (the "Board") regarding the decision by QSII's Chairman and CEO Sheldon Razin to immediately reject a written acquisition proposal for QSII by Metropolitan Adjustment Bureau, Inc. ("MAB") without first informing the Board of the proposal. In that letter, Mr. Shapiro expressed his concern over the apparent failure of the Board to deliberate or even be informed of the MAB proposal before it was rejected by Mr. Razin, despite the premium reflected in MAB's $7.50 per share offer. Based on his concerns over the lack of independence of certain directors and the generally poor corporate governance practices of the Board, which he believes was further underscored by the Board's response (or lack of response) to the MAB proposal, Mr. Shapiro requested a meeting with the entire Board, with respective counsel present, to discuss the circumstances surrounding the rejection of the MAB proposal and corporate governance issues generally. A copy the March 17, 1999 letter from Mr. Shapiro, which also attaches the MAB proposal, is attached as Exhibit B to Amendment No. 7 to the Schedule 13D filed by LCM on March 19, 1999.

     Mr. Shapiro and Mr. Razin subsequently had a telephone conversation on March 23, 1999 during which Mr. Razin indicated that "the Board" had rejected LCM's request for a meeting. Mr. Razin instead offered a "one-on-one" meeting between Mr. Shapiro and Mr. Razin without the other directors or counsel present.

     In a letter to Mr. Razin dated March 24, 1999, Mr. Shapiro renewed his request for a meeting with the full Board and reiterated his concerns as to the Board's corporate governance practices. In calling again for a meeting with the entire Board, Mr. Shapiro noted that Mr. Razin's offer of a "one-on-one" meeting only reinforces LCM's concern that Mr. Razin takes actions and makes decisions individually on issues that should be considered and deliberated by the Board as a full, collective body, and is further indicative of the inadequate corporate governance practices of the Board. A copy of the March 24, 1999 letter is attached as Exhibit B to this Amendment No. 8 to the Schedule 13D.

     LCM does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or in prior amendments to this
Schedule 13D or such as would occur upon completion of any of the actions discussed above. LCM intends to review its investment in QSII on a continuing basis and, depending on various factors including, without limitation, QSII's financial position and LCM's investment strategy, the price levels of QSII Common Stock and conditions in the securities markets and general economic and industry conditions, LCM may in the future take such actions with respect to its investment in QSII as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or change its intention with respect to any and all matters referred to in Item 4. To the extent not inconsistent with the foregoing, LCM incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

Item 5.  Interest in Securities of the Issuer.

     The beneficial ownership of the Common Stock by the persons named in Item 2 of this Schedule is as follows at the date hereof:

                                           Aggregate Beneficially
                                                     Owned          Voting Power   Dispositive Power
                  Name                          Number    Percent   Sole  Shared     Sole  Shared
-----------------------------------------------------------------------------------------------------
LCM                                              621,200   9.99     0  621,200       0    621,200
Shapiro                                          621,200   9.99     0  621,200       0    621,200
DAP                                              525,300   8.45     0  525,300       0    525,300
DAI                                               95,900   1.54     0   95,900       0     95,900

     The persons filing this statement effected no transactions in the Common Stock since the filing of Amendment No. 7 to the Schedule 13D on March 19, 1999.

      The percentages of outstanding shares of Common Stock used in this Schedule are calculated based upon the 6,213,666 shares of Common Stock stated by QSII to be issued and outstanding at January 29, 1999, as reflected in QSII's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998.

Item. 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Common Stock, to vote and dispose of Common Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains. Andrew Shapiro is the sole manager of LCM.


Item 7.  Material to be Filed as Exhibits.

A.  Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

B. Letter dated March 24, 1999 from Andrew E. Shapiro, President of Lawndale Capital Management, LLC, to Sheldon Razin, Chairman of the Board of Directors of Quality Systems, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 1999.



DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
   Management, LLC                     Management, LLC
   General Partner                     General Partner


   By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
        ---------------------                   ---------------------
       Andrew E. Shapiro                   Andrew E. Shapiro
       Manager                             Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro                 /s/ Andrew E. Shapiro
     ----------------------                ---------------------
     Andrew E. Shapiro                     Andrew E. Shapiro
     Manager

                                   EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING
                      OF STATEMENT ON SCHEDULE 13D OR 13G

     The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Quality Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:  December 22, 1997



DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
   Management, LLC                     Management, LLC
   General Partner                     General Partner


   By:  /s/ Andrew E. Shapiro              By:  /s/ Andrew E. Shapiro
        ---------------------                   ---------------------
        Andrew E. Shapiro                       Andrew E. Shapiro
        Manager                                 Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro                 /s/ Andrew E. Shapiro
     ----------------------                ---------------------
     Andrew E. Shapiro                     Andrew E. Shapiro
     Manager

                                   EXHIBIT B



                [Letterhead of Lawndale Capital Management, LLC]

Andrew E. Shapiro
President

March 24, 1999

Mr. Sheldon Razin
Chairman
Quality Systems, Inc.
17822 E. 17th Street #210
Tustin, CA 92680
(by facsimile)


                              RE: QUALITY SYSTEMS

Dear Shelly:

I write to follow up on our conversation yesterday.

You indicated in our conversation that, in response to Lawndale's request to the QSII Board for a meeting with all of the directors and counsel, "the Board" had rejected Lawndale's request. Instead, "the Board acting through you" offered a one-on-one meeting with you alone, with no other director or counsel present. While I appreciate this offer, unfortunately the offer is unacceptable and in fact illustrates one of Lawndale's primary concerns: that you personally take upon yourself the authority delegated by shareholders and the law to the board of directors.

As you know, and as indicated in Lawndale's Schedule 13d and subsequent amendments, Lawndale believes a major factor in the company's poor shareholder performance is the lack of adequate corporate governance and board procedures. In particular, it is Lawndale's view that the board of directors generally are not obtaining sufficiently independent advice, and have not been adequately informed concerning significant corporate events.

Lawndale's concerns, and the lack of adequate governance procedures, was again demonstrated by your reaction to the recent $7.50 per share merger proposal. according to press reports, you rejected this proposal immediately, and only afterwards told some--but not all--directors about the offer. You took this action individually, despite the fact that the offer was addressed to the entire board. Further, it is our understanding that the board never formally met to discuss or consider the offer, nor did it receive any expert advice concerning either the bona fides of the bidder or the value of QSII.

These facts lead us to believe that one of the major problems with the company's corporate governance procedures is that you personally make decisions that are in the proper province of the board as a whole, deliberating body. This is not meant with any disrespect to you personally, but rather is symptomatic of the larger issues facing the board. We believe that QSII'S directors in this situation cannot satisfy their individual legal and fiduciary obligations unless they become more directly and actively involved in QSII'S affairs, including but not limited to meeting with shareholders to discuss shareholder concerns. Therefore, a meeting with you without the other directors present does not satisfy Lawndale's concerns or, we believe, the directors' legal obligations.

It is for a similar reason that we think counsel for us and the board should be present at this meeting. We believe it is essential for a properly functioning board to have direct access to both expert advisers and the company's large shareholders. This is the best way for the directors to understand the concerns of the company's shareholders, as well as the directors' legal obligations. Again, direct access to expert advisers and shareholders also ensures that directors are able to act in an informed manner and satisfy its due care obligations.

Accordingly, Lawndale renews its request to each and all of the directors for a meeting with Lawndale, with counsel for the directors and Lawndale present.
Such meetings between directors and stockholders have become common-place today, and we believe this type of meeting would be beneficial for everyone concerned.

We remain available at your convenience to attend such a meeting, but would like to have this meeting by April 1, 1999.

Thank you in advance for your prompt response.

Sincerely,



Andrew E. Shapiro
President

cc:  Dr. John Bowers, Sr., Director
     Mr. William Bowers, Director
     Mr. Patrick Cline, Director
     Mr. Don Cook, Director
     Ms. Janet Razin, Director
     Mr. Gordon Setran, Director